UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 6)

L-1 Identity Solutions, Inc.
(Name of Issuer)
Common Stock, $0.001 par value	50212A 10 6
(Title of class of securities)	(CUSIP number)
Aston Capital Partners L.P.
c/o L-1 Investment Partners LLC
177 Broad Street
Stamford, CT 06901

with copies to:

Marita A. Makinen, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY  10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

September 19, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

.

1	NAME OF REPORTING PERSON:		Aston Capital Partners L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [...] (b) [X]1
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,619,047*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,619,047
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		7,619,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.2%
14	TYPE OF REPORTING PERSON:		PN
___________________
1   The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

*   By virtue of certain provisions of the Voting and Support Agreement described in Item 4 below, Safran SA and its designees may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSON:	Aston Capital Partners GP LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]2
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,619,047*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,619,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	7,619,047
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.2%
14		TYPE OF REPORTING PERSON:	OO
_____________________
2   The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

*   By virtue of certain provisions of the Voting and Support Agreement described in Item 4 below, Safran SA and its designees may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSON:	L-1 Investment Partners LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]3
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,619,047*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,619,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	7,619,047
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.2%
14		TYPE OF REPORTING PERSON:	OO
_____________________
3   The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

*   By virtue of certain provisions of the Voting and Support Agreement described in Item 4 below, Safran SA and its designees may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSON:	Robert V. LaPenta
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]4
3		SEC USE ONLY
4	SOURCE OF FUNDS:	[OO]
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,727,162†*
	9	SOLE DISPOSITIVE POWER:	6,108,115†
	10	SHARED DISPOSITIVE POWER:	7,619,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	13,727,162
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	14.6%
14		TYPE OF REPORTING PERSON:	IN
_____________________
4   The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

†   Includes shares underlying options exercisable within sixty (60) days of the date hereof.

*   By virtue of certain provisions of the Voting and Support Agreement described in Item 4 below, Safran SA and its designees may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSON:	James A. DePalma
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]5
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	536,712†
	8	SHARED VOTING POWER:	7,619,047*
	9	SOLE DISPOSITIVE POWER:	536,712†
	10	SHARED DISPOSITIVE POWER:	7,619,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	8,155,759
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.7%
14		TYPE OF REPORTING PERSON:	IN
_____________________
5   The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

†   Includes shares underlying options exercisable within sixty (60) days of the date hereof.

*   By virtue of certain provisions of the Voting and Support Agreement described in Item 4 below, Safran SA and its designees may be deemed to share the power to vote certain of the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSON:	Joseph S. Paresi
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]6
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	337,953†
	8	SHARED VOTING POWER:	7,619,047*
	9	SOLE DISPOSITIVE POWER:	337,953†
	10	SHARED DISPOSITIVE POWER:	7,619,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	7,957,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_____]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.5%
14		TYPE OF REPORTING PERSON:	IN
_____________________
6   The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

†   Includes shares underlying options exercisable within sixty (60) days of the date hereof.

*   By virtue of certain provisions of the Voting and Support Agreement described in Item 4 below, Safran SA and its designees may be deemed to share the power to vote certain of the shares of Common Stock beneficially owned by the Reporting Person.

1		NAME OF REPORTING PERSON:	Doni L. Fordyce
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]7
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	354,827†
	8	SHARED VOTING POWER:	7,619,047*
	9	SOLE DISPOSITIVE POWER:	354,827†
	10	SHARED DISPOSITIVE POWER:	7,619,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	7,973,874
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.5%
14		TYPE OF REPORTING PERSON:	IN
_____________________
7   The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

†   Includes shares underlying options exercisable within sixty (60) days of the date hereof.

*   By virtue of certain provisions of the Voting and Support Agreement described in Item 4 below, Safran SA and its designees may be deemed to share the power to vote certain of the shares of Common Stock beneficially owned by the Reporting Person.

This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D originally filed on December 23, 2005 (the “Original Schedule”), by Aston Capital Partners L.P., Aston Capital Partners GP LLC, L-1 Investment Partners LLC, Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Joseph S. Paresi and Ms. Doni L. Fordyce (collectively, the “Reporting Persons”) and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (the “Company Common Stock”), of L-1 Identity Solutions, Inc., a Delaware corporation (formerly known as Viisage Technology, Inc., the “Company”).  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

Item 4.  Purpose of the Transaction.

Item 4 is hereby supplemented by adding the following:

On September 19, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Safran SA (“Safran”) and Laser Acquisition Sub Inc. (“Merger Sub”), pursuant to which Safran will acquire the Company through the merger of Merger Sub with and into the Company (“Merger”).  At the effective time of the Merger, each outstanding shares of the Company Common Stock (other than shares owned by Safran or Merger Sub, treasury shares and any dissenting shares) will be converted into the right to receive $12.00 per share in cash.  The Merger Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on September 21, 2010 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Aston and Mr. LaPenta (the “Supporting Stockholders”) entered into a Voting and Support Agreement with Safran and Merger Sub (the “Voting and Support Agreement”).  Pursuant to the Voting and Support Agreement, the Supporting Stockholders agreed, among other things, subject to the terms and conditions of the Voting and Support Agreement, (i) to vote all Covered Shares (as defined in the Voting and Support Agreement) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, (ii) to vote all Covered Shares against any Acquisition Proposal (as defined in the Merger Agreement) and (iii) to vote all Covered Shares against any action or agreement or amendment of the Company’s organizational documents that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger or would result in a breach of the Company’s representations and warranties and obligations in the Merger Agreement (the “Voting Obligations”).  Each of the Supporting Stockholders granted to Safran and its designees an irrevocable proxy to vote all Covered Shares or to execute written consent(s) in respect of the Covered Shares in furtherance of the Supporting Stockholders’ agreement set forth in the preceding clauses (i) to (iii) (the “Proxy Obligations”).

Each of the Supporting Stockholders has agreed that, other than according to the terms of the Voting and Support Agreement, he or it will not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares or (ii) subject to certain limited exceptions, transfer, sell or otherwise dispose of any Covered Shares during the term of the Voting Agreement.

Each of the Supporting Stockholders has also agreed that he or it will not (i) solicit, initiate, cause, facilitate or encourage any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) other than to inform any Person of the existence of its non-solicitation obligation thereunder, participate in any discussions or negotiations with any third party regarding any Acquisition Proposal or (iii) enter into any agreement related to any Acquisition Proposal, in each case, except to the extent the Company is permitted to take such actions pursuant to the Merger Agreement.

The Voting and Support Agreement will terminate upon the earliest of (i) the mutual agreement of Safran, Merger Sub and the Supporting Stockholders, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) the consummation of the acquisition contemplated by the Merger Agreement, provided, however, that the Supporting Stockholders’ Voting and Proxy Obligations will terminate upon a Change in Recommendation (as defined in the Merger Agreement).

Investors are encouraged to review the full terms and provisions of the Voting and Support Agreement, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on September 21, 2010 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages in this Item 5 are based on 93,184,172 shares of Company Common Stock outstanding as of September 17, 2010.

(a)  The information contained in Rows (7) through (13) of the cover pages of this Amendment No. 6 to Schedule 13D for each of the Reporting Persons is incorporated herein by reference.  As of the close of business on the date of this Statement, the Reporting Persons beneficially owned the following shares of Company Common Stock:

i. Aston may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,619,047 shares of Company Common Stock owned by it on its own account, representing approximately 8.2% of the total issued and outstanding shares of Company Common Stock.

iii. Aston GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,619,047 shares of Company Common Stock held by Aston, representing approximately 8.2% of the total issued and outstanding shares of Company Common Stock.

iii. L-1 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,619,047 shares of Company Common Stock held by Aston, representing approximately 8.2% of the total issued and outstanding shares of Company Common Stock.

iv. Mr. LaPenta may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,727,162 shares of Company Common Stock, consisting of 7,619,047 shares of Company Common Stock held by Aston and 6,108,115 shares of Company Common Stock owned by him on his own account, including 562,632 shares of Company Common Stock underlying options exercisable within 60 days and units in the L-1 Identity Solutions, Inc. 401(k) Plan representing 3,063 shares of Company Common Stock (based on a plan statement dated September 8, 2010), representing in the aggregate approximately 14.6% of the total issued and outstanding shares of Company Common Stock.

v. Mr. James A. DePalma may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,155,759 shares of Company Common Stock, consisting of 7,619,047 shares of Company Common Stock held by Aston and 536,712 shares of Company Common Stock owned by him on his own account, including 336,430 shares of Company Common Stock underlying options exercisable within 60 days and units in the L-1 Identity Solutions, Inc. 401(k) Plan representing 3,284 shares of Company Common Stock (based on a plan statement dated September 8, 2010), representing in the aggregate approximately 8.7% of the total issued and outstanding shares of Company Common Stock.

vi. Mr. Joseph S. Paresi may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,957,000 shares of Company Common Stock, consisting of 7,619,047 shares of Company Common Stock held by Aston and 337,953 shares of Company Common Stock owned by him on his own account, including 200,857 shares of Company Common Stock underlying options exercisable within 60 days, representing in the aggregate approximately 8.5% of the total issued and outstanding shares of Company Common Stock.

vii. Ms. Doni Fordyce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,973,874 shares of Company Common Stock, consisting of 7,619,047 shares of Company Common Stock held by Aston and 354,827 shares of Company Common Stock owned by her on her own account, including 217,081 shares of Company Common Stock underlying options exercisable within 60 days and units in the L-1 Identity Solutions, Inc. 401(k) Plan representing 3,160 shares of Company Common Stock (based on a plan statement dated September 8, 2010), representing in the aggregate approximately 8.5% of the total issued and outstanding shares of Company Common Stock.

(b)  The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and Items 4 and 5(a) hereof are incorporated herein by reference.  By virtue of certain provisions of the Voting and Support Agreement described in Item 4, Safran and its designees may be deemed to share the power to vote certain of the shares of Common Stock beneficially owned by the Reporting Persons.  In addition, until any termination of the Voting and Support Agreement in accordance with its terms, each Supporting Stockholder has agreed not to sell or transfer any of the Covered Shares, other than in respect of the Merger.  Subject to the restrictions set forth in the Voting and Support Agreement, the Reporting Persons retain sole dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

(c)  Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Company Common Stock during the sixty (60) days preceding the date of this Statement.

(d) The right to receive dividends on, and proceeds from the sale of the shares of Company Common Stock which may be beneficially owned by the entities described in (a) and (b) above, is governed by the limited liability company agreements and limited partnership agreement of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous limited partnership interests in addition to Messrs. LaPenta, DePalma and Paresi and Ms. Fordyce.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

On September 19, 2010, the Reporting Persons entered into the Voting and Support Agreement in connection with the execution of the Merger Agreement.  The terms of the Voting and Support Agreement and the Merger Agreement set forth in Item 4 above are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.                                           Description

10.1
Agreement and Plan of Merger, dated as of September 19, 2010, by and among L-1 Identity Solutions, Inc., Safran SA and Laser Acquisition Sub, Inc. (incorporated herein by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on September 21, 2010).

10.2
Voting and Support Agreement, dated as of September 19, 2010, by and among Safran SA, Laser Acquisition Sub Inc. and the stockholders of L-1 Identity Solutions, Inc. party thereto (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on September 21, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2010

ASTON CAPITAL PARTNERS L.P.

By: Aston Capital Partners GP LLC, its general partner

By:	/s/ James A. DePalma
	Name:	James A. DePalma
	Title:	Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2010

ASTON CAPITAL PARTNERS GP LLC

By:	/s/ James A. DePalma
	Name:	James A. DePalma
	Title:	Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2010

L-1 INVESTMENT PARTNERS LLC

By:	/s/ James A. DePalma
	Name:	James A. DePalma
	Title:	Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2010

ROBERT V. LAPENTA

/s/ Robert V. LaPenta

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2010

JAMES A. DEPALMA

/s/ James A. DePalma

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2010

JOSEPH S. PARESI

/s/ Joseph S. Paresi

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2010

DONI L. FORDYCE

/s/ Doni L. Fordyce